UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 22, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Updates

7980 Tar Bay Controlled Subsidiary – Jessup, MD

On June 4, 2021, we directly acquired ownership of a “majority-owned subsidiary” FRIND-Tarbay, LLC (the “7980 Tar Bay Controlled Subsidiary”) for an initial purchase price of approximately $28,007,767 which was the initial stated value of our equity interest in the 7980 Tar Bay Controlled Subsidiary (the “7980 Tar Bay East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 7980 Tar Bay Controlled Subsidiary for an initial purchase price of approximately $7,001,942 (the “7980 Tar Bay Interval Fund Investment” and, together with the 7980 Tar Bay East Coast Opportunistic REIT Investment, the “7980 Tar Bay Investment”). The 7980 Tar Bay Controlled Subsidiary used the proceeds of the 7980 Tar Bay Investment to acquire a fully leased industrial building containing approximately 203,615 square feet of net rentable area on an approximately 9.58-acre site located at 7980 Tar Bay Drive, Jessup, MD 20794 (the “7980 Tar Bay Property”). Details of this acquisition can be found here.

On June 22, 2022, we refinanced the Tar Bay Property (the “Allianz Credit Facility 2”) via a secured credit facility from Allianz Life Insurance Company with a maximum principal balance of $16,750,000 (“Allianz Credit Facility 2”). Allianz Credit Facility 2 has a 5-year initial term with a 4.20% interest rate. As a result of the refinance, the 7980 Tar Bay Controlled Subsidiary received a cash distribution of approximately $16,403,000. A third party appraised the property at $35,200,000 which represents a 1% increase in value compared to the $35,009,709 purchase price.

Allianz Credit Facility 2 contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 28, 2022